

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2013

Via E-mail
Dale Francescon
Chairman of the Board of Directors and Co-Chief Executive Officer
Century Communities, Inc.
8390 East Crescent Parkway, Suite 650
Greenwood Village, CO 80111

> **Re: Century Communities, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted November 12, 2013**
> **CIK No. 0001576940**

Dear Mr. Francescon:

We have reviewed your amended draft registration statement and have the following comments.

General

1.   We have reviewed the materials you provided us in response to comment six in our letter dated October 11, 2013. Please revise the text in the lower right-hand corner of your artwork to provide brief context to your statement that you have been "recognized as a top 5 Colorado homebuilder and a top 100 national homebuilder."

2.   Please revise your draft registration statement to provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Statement Regarding Market Data, page ii

3.   We note your response to comment 12 in our letter dated October 11, 2013. Please include a summary of your response in your next amendment, indicating also whether the JBREC developed indexes are available to research clients only (refer to John Burns Real Estate Consulting, LLC's website, indicating two categories of clients: (i) research clients; and (ii) consulting clients). Please expand your disclosure to indicate the price range that these research materials would be available to the public.

<u>Summary – Description of Owned and Controlled Communities, page 9</u>

4.   Please revise your tabular disclosure here and on page 98, to separately present and subtotal owned communities and controlled communities. Also, please identify the state in which each community is located.

5.   Please reconcile the disclosure here and on page 98 stating that controlled communities consist of 869 lots for aggregate consideration of $33 million with the disclosures on pages 62 and 101 stating that you have outstanding options for 239 lots totaling $16.6 million.

<u>Risk Factors, page 16</u>

<u>As a result of Dale Francescon's and Robert Francescon's relationship with our company, conflicts of interest may arise with respect to any transactions . . ., page 32</u>

6.   We note your revised disclosure in response to comment 18 in our letter dated October 11, 2013; however, it is unclear what risks are inherent in your continuing to acquire land from entities controlled by Mr. Dale Francescon and Mr. Robert Francescon. Please revise your disclosure accordingly, taking also into consideration your seeming dependency on your Co-Chief Executive Officers for acquiring land (refer to Related Party Transaction disclosure on page 66). As noted in our prior comment 18, please ensure to discuss the risks resulting from their significant ownership interest in the company.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51</u>

7.   We note your response to comment 21 in our letter dated October 11, 2013. Please disclose the information you provided in your response in the sections titled, "Net New Home Orders and Backlog", as applicable.

8.   We note your response to comment 22 in our letter dated October 11, 2013 and your assertion that you cannot determine whether the pending acquisitions are businesses. Please be advised that you are required to determine if each pending acquisition is a business in order to assess whether additional historical and pro forma financial statements are required by Rule 3-05 and Article 11 of Regulation S-X. Please provide additional information regarding each pending acquisition, including whether it is a business and how that was determined. Also, please identify the state in which each pending acquisition is located. For any pending acquisition that is a business, please demonstrate how you determined additional financial statements are not required by Rule 3-05 and Article 11 of Regulation S-X.

9.   Please be advised that you are also required to determine if completed acquisitions were businesses in order to assess whether additional historical and pro forma financial statements are required by Rule 3-05 and Article 11 of Regulation S-X. Please provide additional information regarding completed acquisitions, including whether they are businesses and how that was determined. For completed acquisitions that are businesses, please demonstrate how you determined additional financial statements are not required by Rule 3-05 and Article 11 of Regulation S-X.

Six Months Ended June 30, 2013 Compared to the Six Months Ended June 30, 2012
Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Homebuilding Gross Margin, pages 54 and 57

10.   We note your response to comment 25 in our letter dated October 11, 2013 and the revisions to your disclosures. Please expand your disclosures, as previously requested, to also identify the significant components of construction costs and quantify the percentage of such components to cost of sales.

Other Income (Expense), pages 56 and 58

11.   We note your response to comment 26 in our letter dated October 11, 2013 and the revisions to your disclosures. Please expand your narratives to also quantify and discuss changes in interest expense during each period presented.

Significant Accounting Policies, page 63

Impairment of Real Estate Inventories, page 65

12.   We note your response to comment 33 in our letter dated October 11, 2013 and the revision to your disclosure. Please expand your critical accounting policy, to disclose the number of communities you tested for impairment during each period presented compared to the total number of communities that existed during each period presented. In addition, please disclose the information you provided in the last sentence of your response.

Stock-Based Compensation, page 66

13.   We note your response to comment in our letter dated October 11, 2013 34 and the revision to your draft registration statement. As previously requested, please revise your disclosure to discuss your valuation methodology and the related assumptions you used to determine the fair value of share-based awards.

Our Business, page 91

Our Competitive Strengths, page 92

14.   Please revise the first sentence in the first paragraph under the heading "Proven and Profitable Business Model" on page 93 to move your list of homebuilding peers to the second sentence as the current placement appears to be incorrect.

Land Acquisition and Development Process, page 100

15.   Please refer to comment 40 in our letter dated October 11, 2013. Please revise your disclosure to include a summary of the second part of your response in your next amendment.

Management, page 105

Biographical Information, page 105

16.   With respect to each director please identify each director's respective term of office and any period(s) which he has served as such.

Executive and Director Compensation, page 112

Summary Compensation Table, page 112

17.   We note your revisions and response to comment 42 in our letter dated October 11, 2013. Please revise footnote (3) to remove the "11" as this appears to be an inadvertent addition.

18.   The revised footnotes (1) and (2) now state that for fiscal years 2012 and 2011 Mr. Rabel received a "discretionary cash bonus." In light of your response to comment 43 in our letter dated October 11, 2013 stating that prior to your conversion into a corporation, the company did not have a board of directors, please disclose how the decision to grant this discretionary award to Mr. Rabel was made. In addition, please expand your Narrative to Summary Compensation Table disclosure on page 112 to provide some insight into why Mr. Rabel was the only named executive officer receiving such bonus.

Director Compensation, page 116

19.   We note your response to comment 43 in our letter dated October 11, 2013. Please revise your disclosure to identify when the director compensation program was originally established. In addition, please also disclose that prior to converting into a corporation, the company had no board of directors or a similar governing structure.

December 31, 2012 Financial Statements

General

20.   We note your response to comment 52 in our letter dated October 11, 2013. Please disclose that you have one operating segment as noted in your response.

Consolidated Statements of Operations, page F-4

21.   We note your response to comment 54 in our letter dated October 11, 2013. Please disclose the facts and circumstances regarding the sale/disposition that occurred in 2011, including the nature of the equipment and its carrying value. Please be advised that it continues to appear to us that this loss should be included in operating income as required by ASC 360-10-45.

22.   We note your response to comment 55 in our letter dated October 11, 2013. Please be advised that pro forma financial information is intended to provide investors with information about the impact of a particular transaction by showing how it would have affected historical financial statements if the transaction had been consummated at an earlier time. Please refer to Rule 11-02(a) of Regulation S-X. Based on your conversion from a partnership to a corporation, we continue to believe you should provide pro forma income tax disclosures, pro forma net income disclosures and pro forma earnings per share disclosures for each period presented. At a minimum, please provide these disclosures for the most recent year and current interim period. Please also provide these disclosures in your summary and selected financial data.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, Real Estate Inventories and Cost of Sales, page F-10

23.   We note your response to comment 57 in our letter dated October 11, 2013. As previously requested, please clarify the specific nature of the costs, other than interest, that are incurred after development or construction is substantially complete. Additionally, please provide a roll-forward of these costs during each period presented and address variances, if material.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, Land and Lot Option Purchase Agreements, page F-12

24.   Please quantify and disclose, by year, the total amounts required to exercise related party and unrelated party options. Based on your disclosure on page F-9, please also disclose any amounts classified in inventories related to optioned land from related parties and unrelated parties.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, Warranties, page F-13

25.   We note your response to comment 58 in our letter dated October 11, 2013; however, it is not clear how your response, which indicates you accrue warranties based on a fixed amount, is appropriate or consistent with your accounting policy, which indicates you accrue warranties based on historical experience. Based on your response, it is also not clear why your warranty experience was positive in 2011 and negative in 2012. To help investors better understand your warranty accrual, please provide the following additional information, here or in critical accounting policies: how you determined the fixed amount you accrued during each period presented; what specific factors resulted in positive warranty experience in 2011 and negative warranty experience in 2012; and a roll-forward of your warranty accrual during the interim periods presented.

Note 9 – Related-Party Transactions, page F-19
Note 6 – Related-Party Transactions, page F-32

26.   We note your response to comment 59 in our letter dated October 11, 2013; however, it is our understanding that land was contributed to members' capital by your significant shareholders, which in turn, was converted into common stock prior to the private placement. Please clarify if our understanding is not correct, otherwise please explain how your accounting for land contributed by significant shareholders complies with SAB Topic 5G.

27.   We note your response to comment 60 in our letter dated October 11, 2013. To help investors better assess each related party transaction involving land, please disclose when the land was acquired by the related party and how much they paid.

28.   We note your response to comment 61 in our letter dated October 11, 2013. On page F-19 you disclose, among other things, that the company's land was valued at $6,056,000 and that the transactions between related parties for land inventory "are based on valuations obtained from third parties." We note similar disclosure on page F-32 related to the acquisition of 699 unfinished and 335 finished lots valued at $35,405,000 (refer also to similar disclosure on page 120). To the extent that any such valuation is attributable to a third party, then such disclosure would constitute expertized disclosure requiring compliance with Rule 436(b) of Regulation C. Please advise. In the alternative, you may consider removing references to third party valuations.

29.   We note your response to comment 63 in our letter dated October 11, 2013 with respect to the transaction with Regency at Ridgegate LLC; however, it appears to us that ASC 845-10 may not apply to transfers of nonmonetary assets between entities under common control, as provided in ASC 845-10-15-4b. Please advise. Also, please explain if or how you assessed the fair value of the 22% joint venture ownership interest you gave up.

Note 6 – Subordinated Obligation Agreement, page F-18
Note 5 – Subordinated Obligation Agreement, page F-32

30.   Please disclose the redemption and/or conversion terms of the subordinated obligation and explain why it was not required to be accreted to fair value. Please also disclose the terms of the transaction in which the subordinated obligation was exchanged for common stock and address the basis for your accounting for this transaction.

Note 11 – Significant Estimates, General Litigation, page F-21
Note 8 – Significant Estimates, General Litigation, page F-34

31.   We note your disclosure that "the amount of ultimate loss could differ materially". To the extent there are any contingencies for which you believe a material loss is reasonable possible, please disclose the nature of each such contingency and provide a range of reasonable possible loss. If no such contingencies exist, please revise your disclosures to clarify that fact.

Note 12 – Subsequent Events, page F-22
Note 12 – Subsequent Events, page F-37

32.   We note your response to comment 65 in our letter dated October 11, 2013 and the revision to your draft registration statement. Please revise your footnote to provide your determination as to whether the assets and liabilities you acquired are a business and explain the basis for your conclusion. Please also address whether additional historical and pro forma financial statements are required by Rule 3-05 and Article 11 of Regulation S-X.

33.   We note your response to comment 66 in our letter dated October 11, 2013 and the revisions to your disclosures. Please state the date through which subsequent events have been evaluated as required by ASC 855-10-50.

June 30, 2013 Financial Statements

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, Nature of Operations, page F-28

34.   We note your response to comment 68 in our letter dated October 11, 2013 and the revision to your footnote. As previously requested, please expand your disclosure to explain how the exchange of shares of common stock for member's capital units and the subordinated obligation was determined.

Note 10 – Stock Based Compensation, page F-36

35.   We note your response to comment 71 in our letter dated October 11, 2013. Please explain how you determined the "closing price of the company's common stock at the date awarded" if there is currently no public market for your common stock.

Note 11 – Earnings per Share, page F-37

36.   It appears that the number of shares in the private placement was 12,075,000 rather than 17,075,000. Please clarify or revise. In addition, we note that no shares were considered outstanding prior to the conversion. It is unclear to us why shares issued to existing owners, prior to the private placement, are not reflected as outstanding, similar a stock split. Please advise or revise.

Alternate Page for Selling Stockholders Resale Prospectus – front cover

37.   We note your response to comment 72 in our letter dated October 11, 2013. Since no market for your securities may have been developed by the time the selling stockholders may offer their shares pursuant to the Resale Prospectus, please revise the prospectus cover page to indicate the fixed price that the securities may be sold. Please make a corresponding change to your Plan of Distribution disclosure on page 10.

Exhibits

38.   Please tell us what consideration you have given to filing the LLC's operating agreement as an exhibit to the registration statement. Supplementally, please provide us with a copy of this agreement.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Era Anagnosti, Staff Attorney at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Via E-mail
        Mark J. Kelson, Greenberg Traurig, LLP
        William Wong, Greenberg Traurig, LLP